Exhibit 4.12

Summary Translation (from Hebrew)

Employment agreement by and between
Crow Electronic Engineering Ltd. (Orev) and Mr. Shmuel Melman

1.	The agreement is effective as of May 1, 2004 (effective date) and shall remain effective for a term of sixty months commencing the effective date and shall be automatically renewed for an additional term of sixty months unless a prior written notice of at least 180 days is furnished by either of the parties, or unless terminated earlier as provided below.

2.	Either party may terminate the agreement for any reason by providing the other party with a prior written notice of six months. However, Orev may terminate the agreement with immediate effect without prior notice, under the following circumstances:

2.1.	a breach of the agreement by Mr. Melman which has not been remedied within thirty days from written notice thereof.

2.2.	final conviction of Mr. Melman for a felony having moral turpitude which, in the opinion of the board of directors of Orev, does not allow for the continuation of his employment with Orev.

2.3.	An order for insolvency has been delivered against Mr. Melman, or he has been declared bankrupt and such orders or declarations have not been dismissed within ninety days and such orders, in the opinion of the board of directors of Orev, may not permit for the continuation of Mr. Melman’s employment with Orev.

2.4.	Upon determination by law or by a competent legal authority, by final judgement that Mr. Melman is unfit to continue to perform his functions for Orev.

3.	Mr. Melman shall serve as Orev’s CEO, subject to the directions of the board of directors of Orev.

4.	In consideration for the performance of his functions under the agreement, Mr. Melman shall receive from Orev a gross monthly salary of NIS 70,188, linked as of January 1, 2003 to the Israeli CPI. 25% of Mr. Melman’s monthly salary is attributed and granted to Mr. Melman as special consideration for Mr. Melman’s commitment to non-competition, as described below. The monthly salary shall be increased annually every January 1, commencing as of January 1, 2005, by 5% based on the previous December salary.

5.	Mr. Melman shall be entitled to adjustment grant by virtue of his previous employment agreement with Orev equal to one monthly salary for each year of employment commencing as of January 1, 1993 and until December 31, 2002, to be paid within thirty days after termination of his employment with Orev.

6.	In addition, Mr. Melman shall be entitled to a company car, subject to Section 7 below, cellular phone and maintenance of his home phone, annual vacation of 22 days, recreation pay equal to 18 annual days, contribution to management insurance and advance education fund (Keren Hishtalmut) and disability fund.

7.	Mr. Melman is entitled to a company car and is entitled to replace the company car provided to him with another car once every three year period. During the year 2004, Orev undertook to participate in the purchase of a new car at the rate of the lower of: (i) 100% of the purchase price of the car; and (ii) the purchase price of a certain type and model of car as determined in the agreement. Mr. Melman shall be entitled during each aforementioned three year period and at his sole discretion, to sell and replace the car provided to him pursuant to the agreement, with another car, provided that the difference between the selling price of the car and the purchase price of the new car shall be borne solely by Mr. Melman.

8.	Mr. Melman undertook to keep any information concerning Orev confidential and further to refrain from competing, directly or indirectly, during the term of his employment agreement with Orev and for a further period of 12 months thereafter, with the business of Orev and its affiliates. However, Mr. Melman shall be entitled to purchase up to 5% of the issued share capital of any company publicly traded in Israel or abroad, including any company competing, directly or indirectly, with the business of Orev and its affiliates. In the event of a breach by Mr. Melman of his undertaking for non-competition, Mr. Melman shall return the special consideration as described in Section 4 above received from Orev during the previous five years, linked to the Israeli CPI including an annual interest at the rate of 4%.

9.	The agreement is subject to the required approvals of the organs of Orev, according to the Companies Law, 1999.